UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42796

Nasus Pharma Ltd.

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On March 4, 2026, Nasus Pharma Ltd. (the “Company”) announced that, due to the security situation in the State of Israel and restrictions on public gatherings, the location of the Company’s Special General Meeting of Shareholders (the “Meeting”) has been changed to a virtual meeting format only.

Shareholders will not be able to attend the Meeting in person. As previously announced by the Company in its Report of Foreign Private Issuer on Form 6-K on January 29, 2026, the Meeting will be held on Thursday, March 5, 2026 at 2:00 p.m. Israel time. Shareholders may attend the Meeting virtually at:

●	Link: https://zoom.us/j/94874269962?pwd=OWuiu8uqYLCInuxNe5vRg2w2BiqziZ.1
●	Meeting ID: 948 7426 9962
●	Passcode: 229406

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: March 4, 2026	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer